Sumitomo Corporation

RECEIVED

2006 APR 19 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

April 14, 2006

06012667

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 14, 2006 [English translation].

PROCESSED

APR 19 2006

THOMSON FINANCIAL

dlw 4/19

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

April 14, 2006

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange(TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Noitce Concerning Revision of Forecasts on Performance of our subsidiary (Sumisho Computer Systems Corporation)

This is to inform you that a subsidiary of Sumitomo Corporation,
Sumisho Computer Systems Corporation has revised its forecasts on performance for the fiscal year ending March 31, 2006 (April 1, 2005 to March 31, 2006) announced on October 27, 2005.

Attachment

Disclosed material of Sumisho Computer Systems Corporation

April 14, 2006

Company name: Sumisho Computer Systems Corporation
Representative's title and name: President and CEO, Yasuyuki Abe
(Stock code: No.9719, Tokyo Stock Exchange, First Section)
Contact: Treasury & Accounting Group, General Manager Osamu Kojima
Tel. +81-3-5166-2500

Sumisho Computer Systems Corporation Announces Revisions of Consolidated and Non-Consolidated Forecasts for The Fiscal Year Ending March 31, 2006

Sumisho Computer Systems Corporation (hereinafter, "SCS"), announced today the following revisions of consolidated and non-consolidated forecasts for the fiscal year ending March 31, 2006 from those announced on October 27,2005 as a consequence of occurrence of extraordinary profits and losses mentioned below.

1. Description of extraordinary profits and losses

SCS has been making progress in various management plans after merger with Sumisho Electronics Co.ltd (hereinafter "SSE") on August 1, 2005. SCS just started the new organization to realize a maximum synergy resulting from the complete combination of SCS and SSE after April 1, 2006.

For the last half year, SCS has implemented management reforms for future growth. Our head offices have already been integrated on February 2006. SCS has also selected potentially-targeted business fields on which SCS will focus from now on, and re-positioned various business resources and assets. Under the consecutive process of examination of assets in reforms, the following extraordinary profits and losses are anticipated to occur in fiscal year ending March 31, 2006.

(1) Extraordinary profits

Gain on sales of investment securities	1,260 million yen
Others	6 million yen
Total	1,267 million yen

(2) Extraordinary losses

Office moving expenses	140 million yen
Loss on sale and retirement of fixed assets	899 million yen
Loss on one-time depreciation	

of fixed assets	1,271 million yen
Additional payment for early retirement benefits	640 millions yen
Others	170 millions yen
Total	3,122 millions yen

Note: Figures shown above are rounded down to the million yen.

2. Revisions of the forecasts for the year ending March 31, 2006 (the period from April 1, 2005 to March 31, 2006).

(1) Consolidated Results Forecast (millions yen)

	Sales	Ordinary Income	Net Income
Prior forecast (A)	118,000	6,800	3,800
Revised forecast (B)	120,000	6,700	2,670
Change (B-A)	2000	(100)	(1,130)
Rate of Change (%)	1.7	(1.5)	(29.7)
(For reference) Prior FY results ended March 31, 2005	70,586	5,098	3,100

(2) Non-consolidated Results Forecast (millions yen)

	Sales	Ordinary Income	Net Income
Prior forecast (A)	113,000	6,000	3,500
Revised forecast (B)	113,600	5,960	2,540
Change (B-A)	600	(40)	(960)
Rate of Change (%)	0.5	(0.7)	(27.4)
(For reference) Prior FY results ended March 31, 2005	65,818	5,316	3,176

(3) Reasons for the revisions of forecasts (consolidated and non-consolidated basis)

In regard to Net Income, consolidated net income forecast is 2,670 million yen and non-consolidated net income forecast is 2,540 million yen as a consequence of occurrence of extraordinary profits and losses mentioned above.

Sales and ordinary income are expected to be close to the prior forecast announced on October 27, 2005 with slight possibilities to change.

3. Other

Revision of projected dividends of common stock (JPY 13 per share) for the fiscal year ending March 31, 2006 from those announced earlier will not be changed at this time.

Cautionary Statement:

Statements made in this release with respect to Sumisho Computer Systems Corporation's current plans, estimates, forecasts, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about the future performance of Sumisho Computer Systems Corporation. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sumisho Computer Systems Corporation, therefore, cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and you should not place undue reliance on them.